[LETTERHEAD OF DECHERT LLP]
November 30, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Morgan Stanley Series Funds (the “Trust”)
Morgan Stanley Alternative Opportunities Fund
Securities Act File No. 333-143505
Post-Effective Amendment No. 14
Investment Company Act No. 811-22075
Amendment No. 15
Dear Sir or Madam:
          In connection with the filing of Post-Effective Amendment No. 14 to this Trust’s Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 14 filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485(b).
Very truly yours,
/s/ Stuart M. Strauss
Stuart M. Strauss